Filed by Delanco Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Delanco Bancorp, Inc.

Commission File No.: 000-52517

For Immediate Release

Contact:	James E. Igo, President and CEO
(856) 461-0611

Delanco Bancorp, Inc.

to Commence Second-Step Conversion and Stock Offering

August 16, 2013, Delanco, NJ – Delanco Bancorp, Inc. (the “Company”) (DLNO), holding company for Delanco Federal Savings Bank (the “Bank”), announced today that the Company has received approval from the Board of Governors of the Federal Reserve System to reorganize from the two-tier mutual holding company structure to the stock holding company structure and commence a “second-step” stock offering of new shares of common stock. The Company also announced that the registration statement relating to the sale of common stock by the new holding company for Delanco Federal Savings Bank – a newly formed corporation also named Delanco Bancorp, Inc. – has been declared effective by the Securities and Exchange Commission.

New Delanco Bancorp is offering for sale between 451,653 and 610,938 shares of common stock (subject to increase to 702,579 shares) at a purchase price of $8.00 per share. The shares of common stock to be offered by new Delanco Bancorp represent the approximately 55% of the Company’s common stock that is currently owned by Delanco MHC. The shares will be offered in a subscription offering first to depositors of Delanco Federal Savings Bank with a qualifying deposit as of April 30, 2012, second to the Bank’s tax-qualified employee stock ownership plan, third to depositors of the Bank with a qualifying deposit as of June 30, 2013 and finally to depositors of the Bank as of July 31, 2013 and borrowers of the Bank as of November 14, 1994 whose loans continue to be outstanding as of July 31, 2013. Concurrently with the subscription offering, new Delanco Bancorp is offering any shares of common stock that are not subscribed for in the subscription offering to members of the general public in a community offering, with a preference given to natural persons residing in Burlington County, New Jersey, then to shareholders of old Delanco Bancorp and then to other members of the general public. To the extent any shares offered for sale are not purchased in the subscription or community offerings, they may be sold in a syndicated community offering to be managed by Keefe, Bruyette & Woods, Inc.

Delanco Bancorp will establish a Stock Information Center, which will open on August 20, 2013. Offering materials are available by contacting the Stock Information Center at (877) 643-8217. Hours of operation will be from 10:00 a.m. to 4:00 p.m., Monday through Friday. The Stock Information Center will be closed on weekends and bank holidays. The subscription and community offerings are currently scheduled to expire at 2:00 p.m. on Tuesday, September 17, 2013.

At the conclusion of the conversion and offering, shareholders of Delanco Bancorp other than Delanco MHC will receive shares of common stock of new Delanco Bancorp pursuant to an “exchange ratio” designed to preserve their aggregate percentage ownership interest. The exchange ratio will depend on the number of shares sold in the offering and will range from 0.4910 shares at the minimum of the offering range to 0.6643 shares at the maximum of the offering range (0.7639 at the adjusted maximum of the offering range). Delanco MHC will be merged with and into Delanco Bancorp as part of the reorganization and its shares in the Company will be retired. At the conclusion of the conversion and offering, new Delanco Bancorp will be 100% owned by public shareholders.

The second-step conversion must be approved by a majority of the votes eligible to be cast by depositors and borrowers at a special meeting of members of Delanco MHC, to be held on September 26, 2013. Depositors of Delanco Federal Savings Bank as of the close of business on July 31, 2013, and borrowers of Delanco Federal Savings Banks as of November 14, 1994 whose loan continues to be outstanding at July 31, 2013, will be entitled to vote at the special meeting. Offering and proxy materials will be mailed to depositors of Delanco Federal Savings Bank on or about August 19, 2013.

Holders of at least two thirds of the outstanding shares of common stock of the Company and holders of the majority of the outstanding shares of the common stock of the Company other than the shares held by Delanco MHC as of August 2, 2013 must also approve the second-step conversion at the annual meeting of shareholders, also to be held on September 26, 2013. Proxy materials will be mailed to shareholders of Delanco Bancorp on or about August 19, 2013.

Keefe, Bruyette & Woods is assisting new Delanco Bancorp in selling its common stock in the offering on a best efforts basis.

Delanco Bancorp is the parent company of Delanco Federal Savings Bank, a community-oriented financial institution operating two full-service branch locations in Burlington County, New Jersey.

This press release contains certain forward-looking statements about the conversion and offering. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion and offering, difficulties in selling the common stock or in selling the common stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which Delanco Bancorp and Delanco Federal Savings Bank are engaged.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. This press release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer will be made only by means of the written prospectus forming part of the registration statement (and, in the case of the subscription offering, an accompanying stock order form).

New Delanco Bancorp has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission. Shareholders of Delanco Bancorp are urged to read the proxy statement/prospectus because it contains important information. Investors are able to obtain all documents filed with the SEC by new Delanco Bancorp free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by new Delanco Bancorp are available free of charge from the Corporate Secretary of Delanco Bancorp at 615 Burlington Avenue, Delanco, New Jersey 08075, telephone (856) 461-0611. The directors, executive officers, and certain other members of management and employees of Delanco Bancorp are participants in the solicitation of proxies in favor of the conversion from the shareholders of Delanco Bancorp. Information about the directors and executive officers of Delanco Bancorp is included in the proxy statement/prospectus filed with the SEC.

The shares of common stock of new Delanco Bancorp are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

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